UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 19, 2012	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	English translation of the Report of the 21st Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

June 19, 2012

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

REPORT OF THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to inform you of the outcome of our 21st Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 21st Fiscal Year (from April 1, 2011 to March 31, 2012).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:	Appropriation of Retained Earnings

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 2,800 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 5,600 yen per share.

Item 2:	Election of 13 Directors

As proposed, 8 directors, Kaoru Kato, Kazuto Tsubouchi, Fumio Iwasaki, Tsutomu Shindou, Takashi Tanaka, Kazuhiro Yoshizawa, Wataru Kagawa and Ryuji Yamada, were reelected and reappointed, and 5 directors, Seizo Onoe, Kiyohito Nagata, Hirotaka Sato, Kazuhiro Takagi and Hiroo Kusumoto, were newly elected and appointed.

Item 3:	Election of 1 Corporate Auditor

As proposed, Takanori Utano was newly elected and appointed as a Corporate Auditor.

At the meeting of the Board of Directors held after the close of the 21st Ordinary General Meeting of Shareholders, Kaoru Kato was elected and appointed as President and Chief Executive Officer, and Kazuto Tsubouchi, Fumio Iwasaki were elected and appointed as Senior Executive Vice Presidents.

Re: Payment of Year-end Dividends for the 21st Fiscal Year

1.	Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Year-end Dividend Statement for the 21st Fiscal Year” and “Confirmation of Bank Account to Wire Transfer Dividends” are enclosed herewith.

2.	Shareholders who have requested other methods of payment: “Year-end Dividend Statement for the 21st Fiscal Year” and “Year-end Dividend Warrant for the 21st Fiscal Year” are enclosed herewith. Please receive your dividends at your nearby Japan Post Bank or a post office by submitting the enclosed “Dividend Warrant” in a timely manner.